EXHIBIT B

                                    AGREEMENT

                  AGREEMENT, dated as of July 18, 1997, by and among Brian King ("King"), Lawrence Pesin ("Pesin") and Keith Lampert ("Lampert").

                  Reference is made to (i) that certain Amended and Restated Voting Agreement, dated February 28, 1997, among Concord Camera Corp., a New
Jersey corporation (the "Company"), King, Pesin, Lampert and certain other parties signatory thereto (the "Voting Agreement") and (ii) that certain Agreement, dated as of February 7, 1997, by and among Gary M. Simon ("Simon"), the Company, King, Pesin and Lampert (the "Simon Agreement").


                  Each of King, Pesin and Lampert hereby agrees (i) that the shares of common stock of the Company he is purchasing pursuant to the Simon Agreement and the shares of common stock of the Company issuable upon exercise of the options he is purchasing pursuant to the Simon Agreement shall be deemed to be "Shares" as defined in the Voting Agreement and, as such, shall be subject to the Voting Agreement, and (ii) to be bound by the Voting Agreement with respect to the shares of common stock he is purchasing pursuant to the Simon Agreement and the shares of common stock of the Company issuable upon exercise of the options he is purchasing pursuant to the Simon Agreement. To effect the foregoing, each of King, Pesin and Lampert is delivering to Ira B. Lampert an irrevocable proxy.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



                                                     /s/ Brian King
                                                     Brian King



                                                     /s/ Lawrence Pesin
                                                     Lawrence Pesin



                                                     /s/ Keith Lampert
                                                     Keith Lampert